Exhibit 8.1

List of Principal Subsidiaries

Subsidiaries	Jurisdiction	Short Name
Central Costanera S.A.	Argentina	Costanera
Compañía Eléctrica San Isidro S.A.	Chile	San Isidro
Compañía Eléctrica Tarapacá S.A.	Chile	Celta
Edegel S.A.A.	Peru	Edegel
Emgesa S.A. E.S.P.	Colombia	Emgesa
Empresa Eléctrica Pehuenche S.A.	Chile	Pehuenche
GasAtacama S.A	Chile	GasAtacama
Hidroeléctrica El Chocón S.A.	Argentina	El Chocón